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               December 14, 2021

       Doug Logigian
       Chief Executive Officer
       KL Acquisition Corp
       111 West 33rd Street
       Suite 1910
       New York , NY 10120

                                                        Re: KL Acquisition Corp
                                                            Form 8-K filed
November 22, 2021
                                                            File No. 001-39850

       Dear Mr. Logigian:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Real Estate & Construction
       cc:                                              Anthony Pasqua